Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

December 23, 2019

VIA EDGAR & FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Scott Anderegg
Division of Corporation Finance
Office of Trade & Services

Re:	ADT Inc.
Registration Statement on Form S-3
Filed December 3, 2019
File No. 333-235331

Dear Mr. Anderegg:

On behalf of ADT Inc., a Delaware corporation (the “Company”), we submit in electronic form Amendment No. 1 to the Registration Statement on Form S-3 of the Company (the “Registration Statement”). Amendment No. 1 reflects the responses of the Company to a comment received in a letter from the Staff of the Securities and Exchange Commission (the “Staff”), dated December 17, 2019 (the “Comment Letter”). The discussion below is presented in the order of the numbered comment in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 1. For your convenience, we have set forth below the Staff’s comment followed by the Company’s response thereto. References in the response to page numbers are to the Registration Statement.

The Company has asked us to convey the following as its responses to the Staff:

Exclusive Forum Selection, page 10

1.

We note your disclosure that the Chancery Court of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for certain litigation. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent

Securities and Exchange Commission

Scott Anderegg

Division of Corporation Finance

Office of Trade & Services

December 23, 2019

jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

The Company acknowledges the Staff’s comment and respectfully advises that it has amended the Registration Statement on page 10 to clarify that the Company’s forum selection provision does not apply to actions arising under the Securities Act or Exchange Act. The Company further advises the Staff that it will include a similar clarifying statement in its future filings with the Securities and Exchange Commission.

*         *         *

Securities and Exchange Commission

Scott Anderegg

Division of Corporation Finance

Office of Trade & Services

December 23, 2019

If you have any questions regarding the Registration Statement or the response contained in this letter, please do not hesitate to contact the undersigned at (212) 373-3085.

Sincerely,

/s/ Tracey A. Zaccone
Tracey A. Zaccone, Esq.
cc:	Christodoulos Kaoutzanis, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP

David Smail
ADT Inc.

Jeff Likosar
ADT Inc.

Richard Mattessich
ADT Inc.